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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

JUL 29 2009

Washington DC
110

SEC FILE NUMBER
8- 49150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____June 1, 2008_____ AND ENDING_____May 31, 2009_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    3621 NW 63rd Suite A-1

(No. and Street)

Oklahoma City   Oklahoma,   73116

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Troy E. Jones   405-848-9826
                                                            (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    M. Thomas Buxton, III, CPA, P.C.

(Name – if individual, state last, first, middle name)

3501 NW 63rd St. Suite 408	Oklahoma City	OK	73116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Troy E. Jones_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Access Investments, Inc._____ , as of ___May 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

	Signature
President	
	Title

Notary Public   7-27-09

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

**Financial Statements with
Independent Auditors'
Report**

As of May 31, 2009



M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants

Oklahoma Society of Certified Public Accountants

Registered Firm: Public Companies Accounting Oversight Board

Report of Independent Accountants
To the Board of Directors of Access Investments, Inc.:

We have audited the accompanying statement of financial condition of Access
Investments, Inc., as of May 31, 2009, and the related statements of operations, changes
in stockholder's equity, changes in liabilities subordinated to claims of general creditors,
and cash flows for the year ended May 31, 2009, that you are filing pursuant to rule 17a-5
under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the company's management. Our responsibility is to express an opinion
on these financial statements based on audit.

We conducted our audit in accordance with auditing standards generally accepted in the
United States. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material
misstatements. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statements presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Access Investment, Inc., at May 31, 2009, and the
results of their operations and their cash flows for the year ended May 31, 2009, in
conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I and II is presented
for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated in
all material respects in relation to the basic financial statements taken as a whole.

July 24, 2009
Oklahoma City, OK

3501 N. W. 63RD STREET, SUITE 408, OKLAHOMA CITY, OK 73116

TELEPHONE: (405) 842-1120 FAX: (405) 418-4332 EMAIL: TOM@BUXTONCPA.COM

Access Investments, Inc.
Statement of financial condition
As of May 31, 2009

Assets

Current assets	
Cash	$ 20,640
Concessions and commissions receivable	19,423
Total current assets	40,063
Intangible assets	500
Total assets	$ 40,563

Liabilities and stockholder's equity

Current liabilities	
Payable to broker-dealers	$ 18,484
Income taxes payable	295
Current liabilities and total liabilities	18,779
Stockholder's equity	
Common Stock, $1 par value, 50,000 share authorized,	
100 share issued and outstanding	100
Additional paid in capital	12,900
Retained earnings	8,784
Total stockholder's equity	21,784
Total liabilities and stockholder's equity	$ 40,563

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2009

Revenues
Concessions and commissions $ 84,987

Expenses
Commissions paid   77,618
Amortization   200
Legal and accounting   3,189
Licenses and permits   1,725
Other expense   748
                                                         83,480

Income before income taxes   1,507

Provision for income taxes   295

Net income $ 1,212

Earnings per share, basic and diluted $ 12.12

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2009

Cash flows from operating activities:	
Net Income	$ 1,212
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Increase (decrease) in cash flow from operating assets and liabilities:	
Concessions and commissions receivable	(13,206)
Income taxes payable	(160)
Commissions payable	12,861
Cash provided by operating activities	907
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Increase in cash	907
Cash at beginning of year	19,733
Cash at end of year	$ 20,640
Supplemental disclosures of cash flow information:	
Cash paid for income taxes	$ 455
Cash paid for interest	$ -

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholder's equity
For the year ended May 31, 2009

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at May 31, 2008	100	$ 100	$ 12,900	$ 7,572	$ 20,572
Net Income				1,212	1,212
Balance at May 31, 2009	100	$ 100	$ 12,900	$ 8,784	$ 21,784

The accompanying notes are an integral part of these statements.

ACCESS INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MAY 31, 2009

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2009.

1. Organization and Nature of Business

Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Amortization of Intangible Assets

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2009.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2009.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

See report of independent accountants.

4. Intangible assets

Intangible assets at May 31, 2009 consisted of the following:

Organization Costs	$ 3,000
Software	1,555
Total Cost	4,555
Accumulated	(4,055)
Net intangible assets	$ 500

Aggregate charges for amortization were $200 during 2009.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance with *Statements of the Financial Accounting Standards Board No. 109*, Accounting for Income Taxes. This Statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year. Therefore, deferred taxes are immaterial and not recognized. There are no permanent or temporary timing differences.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2009, the Company had net capital of $20,252, which was $15,252 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0242 to 1.

See report of independent accountants.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge. Officers of the Company perform managerial duties without compensation.

Access Investments, Inc.
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2009

Total Stockholder's equity		$ 21,784
Deductions:		
Organization costs, net		(500)
Receivables under Rule 12b-1		(19,026)
Less: Commissions payable related to 12b-1 receivables		17,994
Net capital		$ 20,252
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers		$ 18,484
Less: Commissions payable related to 12b-1 receivables		(17,994)
Total aggregate indebtedness		$ 490
Minimum net capital requirement		$ 5,000
Excess net capital		$ 15,252
Ratio: Aggregate indebtedness to net capital	0.0242	to one

Reconciliation with Company's computation
        (included in Part IIA as of May 31, 2009)

Net capital, as reported in the Company's Part II		
(unaudited) FOCUS report		$ 20,782
Adjustments:		
Net adjustment for 12b-1 commission receivable and payable		(235)
Income taxes payable as originally reported	-	
Income taxes payable as adjusted	295	(295)
Total Adjustments		(530)
Net capital per above		$ 20,252

The accompanying notes are an integral part of these statements.

SCHEDULE II
ACCESS INVESTMENTS, INC.
EXEMPTION FROM THE PROVISIONS OF RULE 15c3-3
MAY 31, 2009

The Company believes it is exempt from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do no hold customer funds or safekeep customer securities.



M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants

Oklahoma Society of Certified Public Accountants

Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors of Access Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Investments, Inc. (the Company), for the year ended May 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 24, 2009
Oklahoma City, OK